1427702 B.C. Ltd.

2900-550 Burrard Street

Vancouver, British Columbia

Canada V6C 0A3

October 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell
Daniel Crawford
Mary Mast
Garry Newberry

Re:	1427702 B.C. Ltd.
Amendment No. 1 to Registration Statement on Form F-4
Filed September 22, 2023
File No. 333-273972

To the addressees set forth above:

1427702 B.C. Ltd. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 5, 2023 (the “Letter”), regarding the Company’s Amendment No. 1 to Registration Statement on Form F-4 filed on September 22, 2023 (the “Registration Statement”). Concurrently with this response letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR. Amendment No. 2 includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosures contained in the Registration Statement.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Information About Filament

Questions and Answers

What equity stake will Jupiter stockholders and Filament shareholders have in TopCo after the Closing?, page 12

1.	We note your response to prior comment 3. Please further revise to include all potential sources of dilution in the ownership table.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on starting on page 13 and 36 of Amendment No. 2 in response.

Q. What happens to the funds held in the Trust Account upon consummation of the Business Combination?, page 13

2.	We note your response to comment 1 and reissue in part. Please revise to include disclosure that Jupiter may be unable to meet the closing cash condition and that Filament may waive the condition and describe the combined company’s liquidity position if this scenario were to occur. In your revisions, please disclose the funding that the combined company requires to operate for the first twelve months following the closing.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as a result of the net tangible asset test, the waiver of the closing cash condition would not change the combined company’s liquidity position. The Company further advises the Staff that it has amended its disclosure on pages 14 and 37 of Amendment No. 2 in response to this comment.

Information About Filament Our Technology, page 208

Our Technology, page 208

3.	We note your response to prior comment 26 and revised disclosure. Please revise to provide the basis for your belief that your “methods will enable [you] to create new natural psychedelic medicines in the near term.” Please also clarify that these medicines will still be subject to the regulatory approval process and that development of these medicines could fail. Finally, please tell us how your statement that you will develop these new psychedelic medicines in the “near term” is consistent with your statement that you do not have material research and development programs other than for psilocin and psilocybin.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 209 of Amendment No. 2 in response.

Internal Clinical Trials, page 211

4.	We note your response to prior comment 30 and revised disclosure. Please revise further to disclose the design of the Phase 2 trial including the anticipated number of patients, how patients will be selected, the number of times that patients will be closed, whether the patients will also receive psychotherapy as a part of the trial and whether the trial will include a placebo component.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 213 of Amendment No. 2 in response.

Licensing Agreements, page 213

5.	We note your response to prior comment 42 and revised disclosure. Please revise the “Select Customer Contracts” table to reflect your disclosure on pages 222 and 245 that the trials being conducted by EntheoTech Bioscience and Cybin Therapeutics are on hold due to internal capital restraints.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 214 and starting on page 224 of Amendment No. 2 in response.

6.	Your disclosure on page 224 indicates that the trials to be conducted by NeoLumina Bioscience and Reset Pharmaceuticals are both in the planning stage. However, the status bar for each of these trials in the “Select Customer Contracts” graphic appears to be drawn into the Phase 2 column. To the extent neither of these trials has commenced or received regulatory authorization to proceed and these companies have not previously conducted a clinical trial of your product candidates, please remove the status bars from the graphic for these two companies. Alternatively, please advise.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 214 of Amendment No. 2 in response.

Opiod Use Disorder Development Plan, page 218

7.	We note your response to comment 38 and reissue in part. We note your development table on page 218 refers to your methamphetamine disorder indication and not your opioid use disorder indication. Please revise or otherwise advise.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 220 of Amendment No. 2 in response.

Sales, Marketing and Contractual Relationships, and Customers

Licensing Agreements and Partnership Network, page 222

8.	We note your response to comment 41 and reissue in part. Please revise the descriptions of each of your agreements in this section to quantify all payment made to date for each agreement. Please also revise your description of the royalty rates of the commercial license agreements to provide a range that does not exceed 10 percent (e.g. between 20 and 30 percent).

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure starting on page 224 of Amendment No. 2 in response.

Intellectual Property and Trademarks, page 228

9.	We note your response to comment 44 and reissue in part. Please revise to disclose the expected expiration dates for your pending patent applications.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure starting on page 232 of Amendment No. 2 in response. The Company has inserted an expected expiration date for each of the patents that have not yet been issued, based on the earliest possible date on which such patents, if ever issued, could expire. The Company respectfully informs the Staff that, if the actual patent issue date is different than the assumed patent issue date, the expected expiration date may change.

Condensed Interim Consolidated Statements of Cash Flows, page F-38

10.	Please correct the mathematical errors contained in these statements as appropriate in your next filing. As part of your response, please confirm to us that the financial statements contain no further mathematical errors.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has corrected mathematical errors within the Condensed Interim Consolidated Statements of Cash Flows on page F-38 of Amendment No. 2. The Company confirms that the financial statements in Amendment No. 2 contain no further mathematical errors.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact the Company’s legal counsel, Jonathan Deblinger, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

1427702 B.C. LTD.

By:	/s/ Ryan Wilson
Name:	Ryan Wilson
Title:	Director

cc:	Ellenoff Grossman & Schole LLP

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